Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “will,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements contained herein. Readers are encouraged to read the risk factors identified in the section entitled “Item 3.D. — Risk Factors” of our annual report on Form 20-F for the fiscal year ended October 31, 2025, as filed with the SEC on January 23, 2026.

A. Operating Results

Overview

We are an international provider of ocean transportation services. We are engaged in seaborne transportation services under voyage contracts as well as vessel services for and on behalf of ship owners. We conduct this business through the Topsheen Companies. For the six months ended April 30, 2026 and 2025, our revenues were approximately $137.5 million and $99.4 million, respectively, and we incurred net losses of $3.5 million and $12.4 million, respectively.

Recent Developments

Following notice given on April 30, 2026, the 630,000 Class A Ordinary Shares previously issued as pre-delivery shares in connection with our securities purchase agreement with Streeterville Capital, LLC were effectively returned and cancelled on May 4, 2026.

On May 7, 2026, we held an extraordinary general meeting of shareholders and a meeting of holders of Class A Ordinary Shares. At the extraordinary general meeting, shareholders approved an increase in our authorized share capital from $1,250,000, divided into 489,900,000 Class A Ordinary Shares of a par value of $0.0025 each and 10,100,000 Class B Ordinary Shares of a par value of $0.0025 each, to $5,275,250, divided into 2,000,000,000 Class A Ordinary Shares of a par value of $0.0025 each and 110,100,000 Class B Ordinary Shares of a par value of $0.0025 each. At the meeting of holders of Class A Ordinary Shares, the Class A shareholders approved an increase in the voting rights of each Class B Ordinary Share from twenty votes to one hundred votes on all matters subject to shareholder vote.

On May 14, 2026, we closed a securities purchase agreement with certain institutional investors for the issuance and sale of 2,307,700 Class A Ordinary Shares, at an offering price of $6.50 per share. We received gross proceeds of approximately $15 million before deducting placement agent fees and other estimated offering expenses payable by us.

On May 21, 2026, we repaid the remaining $2,373,951 balance outstanding under a promissory note payable by us to High-Trend Holdings USA LLC, a related party controlled by Mr. Jinyu Chang, one of our major shareholders. This obligation had been incurred on April 27, 2026 when High-Trend Holdings USA LLC paid $2.6 million on behalf of us to pay off our obligations under a promissory note.

In June, 2026, one of our third-party service providers indicated that they will imminently commence a legal proceeding against us arising from a breach of contract claim. Formal legal proceedings have not commenced as of the date hereof. As of the date hereof, the outcome of such proceeding cannot be predicted; however, we not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations.

Key Factors that Affect Operating Results

We primarily derive our revenues from voyage contracts and provide vessel services. We intend to enhance our freight transportation revenues and services and acquire new customers by increasing our market penetration with deeper market coverage and a broader geographical reach.

Global Macroeconomic Conditions

Our operating results are significantly influenced by global macroeconomic conditions, which affect international trade volumes and the demand for dry bulk shipping services. Economic growth, industrial production, infrastructure investment, manufacturing activity, and consumer demand in major economies, particularly China and other countries in the Asia-Pacific region, directly influence seaborne trade of commodities, including coal and other dry bulk cargoes. Conversely, periods of economic slowdown, recessionary conditions, elevated inflation, or reduced industrial activity may decrease import and export volumes, resulting in lower vessel utilization, reduced freight rates and increased competition among shipping companies.

In addition, geopolitical tensions, changes in trade policies, tariffs, sanctions, supply chain disruptions and regional conflicts may alter global trade flows, increase market uncertainty or reduce overall shipping demand. Because our business depends on the continued movement of commodities across international markets, prolonged weakness in global economic activity or significant disruptions to international trade could adversely affect our revenue, profitability and cash flows. While changes in trade patterns may occasionally create longer voyage distances or new shipping opportunities, there can be no assurance that such benefits would offset the adverse effects of weaker global trade or lower freight demand.

Energy Prices

Marine fuel is one of our largest operating expenses and represented approximately 23% of our total operating costs during fiscal 2025 and the six months ended April 30, 2026. Accordingly, fluctuations in global energy prices have a direct impact on our operating costs, margins and cash flows. Crude oil and marine fuel prices are influenced by numerous factors outside our control, including global supply and demand, production decisions by OPEC and other oil-producing countries, refinery capacity, environmental regulations and geopolitical developments.

Recent geopolitical developments in the Middle East, including heightened tensions involving Iran and the Strait of Hormuz, have increased uncertainty in global energy markets. The Strait of Hormuz is one of the world’s most significant maritime chokepoints for crude oil and petroleum product exports, and any actual or threatened disruption to vessel traffic through this region could materially increase crude oil and marine fuel prices, reduce fuel availability, increase insurance and security costs, and disrupt global shipping routes. Even if vessel traffic is not materially interrupted, heightened geopolitical risks may result in increased market volatility and higher operating costs for shipping companies.

Although freight markets may, over time, partially adjust to sustained increases in fuel costs, there can be no assurance that we will be able to recover higher fuel expenses through freight rates or other pricing mechanisms on a timely basis. Accordingly, significant or prolonged increases in energy prices or disruptions in fuel supply could adversely affect our operating results and financial condition.

Interest Rate Environment

Changes in global interest rates may affect our business both directly and indirectly. Higher interest rates generally increase borrowing costs for shipping companies and their customers, reduce liquidity in global financial markets and may limit the availability of financing for vessel acquisitions, fleet expansion and working capital. Elevated interest rates may also reduce global economic growth, industrial production and international trade, thereby lowering demand for dry bulk shipping services.

To the extent we utilize variable-rate borrowings or obtain additional financing in the future, increases in benchmark interest rates could increase our interest expense and reduce our profitability and operating cash flows. In addition, higher interest rates may increase the discount rates used by investors when valuing shipping companies, potentially affecting market valuations and access to capital. Although central banks have begun easing monetary policy in certain jurisdictions, the future path of global interest rates remains uncertain and will depend on inflation, economic growth and other macroeconomic developments. Accordingly, sustained higher interest rates or renewed monetary tightening could adversely affect our business, financial condition and results of operations.

Foreign Exchange Rate Risk

We generate all of our revenues in U.S. dollars but currently incur some of our costs and operating expenses (around 5% for the six months ended April 30, 2026 and 2025) in currencies other than the U.S. dollar, primarily the Euro and Singapore Dollar. For accounting purposes, expenses incurred in Euros and Singapore Dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, we are not engaged in derivative instruments to hedge part of those expenses.

Inflation risk

Our operations expose us to the effects of inflation. For the six months ended April 30, 2026, we experienced increased average market prices for ship leases, oil and port charges. In the event that inflation becomes a more significant factor in the world economy, inflationary pressures could result in increased operating and financing costs. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and we in particular may not be able to offset such costs sufficiently, in which case our cash flows and results would be negatively impacted.

Known Trends and Uncertainties

 Our results for the six months ended April 30, 2026 reflected increased voyage activity and a material expansion of our ocean freight business, including our entry into coal transportation routes covering Australia to China, Indonesia to Southeast Asia and Vietnam. Total revenue increased to approximately $137.5 million for the six months ended April 30, 2026 from approximately $99.4 million for the six months ended April 30, 2025, primarily driven by higher ocean freight revenue. We expect our ability to sustain this revenue growth to depend on continued demand for coal and dry bulk transportation, customer activity on these routes, vessel availability and broader ocean freight market conditions, however, we cannot assure you that the demand conditions, route utilization or freight rates experienced during the six months ended April 30, 2026 will continue in future periods.

At the same time, our gross margin declined as cost growth outpaced revenue growth. Cost of revenues increased to approximately $133.7 million for the six months ended April 30, 2026 from approximately $95.5 million for the six months ended April 30, 2025, while gross profit decreased to approximately $3.8 million from approximately $4.0 million and gross margin decreased to 2.7% from 4.0%. The increase in cost of revenues was driven principally by higher shipping volumes, increased sailing days, ship lease expense, oil expense, port fees and congestion-related docking and berthing costs.

Our business remains subject to macroeconomic, geopolitical and industry-specific conditions affecting shipping demand, trade flows and operating costs.  Weakening global economic conditions, particularly in the Asia Pacific region, trade protectionism, regional conflict, sanctions, piracy, tighter import and export controls, increases in marine fuel prices and increases in port fees and stevedoring expenses. Inflationary pressures may also increase operating and financing costs, including through higher ship lease rates, oil costs and port charges. These factors could materially affect customer demand, voyage economics, freight rates, vessel utilization and our ability to maintain or improve profitability.

Results of Operations

For the six months ended April 30, 2026 and 2025

The following table summarizes the results of the Group’s operations for the six months ended April 30, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the Six Months Ended
	April 30,			%
	2026	2025	Change	Change
REVENUE:
Ocean freight revenue	$136,933,232	$98,993,119	$37,940,113	38.3%
Vessel services revenue and others	519,246	422,840	96,406	22.8%
Total revenue	137,452,478	99,415,959	38,036,519	38.3%
COST OF REVENUE:
Cost of revenue	133,694,577	95,454,109	38,240,468	40.1%
GROSS PROFIT	3,757,901	3,961,850	(203,949)	(5.1)%

OPERATING EXPENSES:
Share-based compensation	3,382,671	14,245,605	(10,862,934)	(76.3)%
General and administrative expenses	2,637,387	2,118,962	518,425	24.5%
Total operating expenses	6,020,058	16,364,567	(10,344,509)	(63.2)%
LOSS FROM OPERATIONS	(2,262,157)	(12,402,717)	10,140,560	(81.8)%

OTHER INCOME (EXPENSE)
Interest income	27,811	6,652	21,159	318.1%
Interest expense	(360,728)	(30,214)	(330,514)	1,093.9%
Loss on extinguishment of promissory note	(945,554)	-	(945,554)	100%
Other income, net	18,535	21,775	(3,240)	(14.9)%
Total other income (expense), net	(1,259,936)	(1,787)	(1,258,149)	70,405.7%
LOSS BEFORE INCOME TAXES	(3,522,093)	(12,404,504)	8,882,411	(71.6)%

PROVISION FOR INCOME TAXES	-	1,280	(1,280)	(100.0)%
NET LOSS	$(3,522,093)	$(12,405,784)	$8,883,691	(71.6)%

Revenues

For the six months ended April 30, 2026, our total revenue was approximately $137.5 million, compared to approximately $99.4 million for the six months ended April 30, 2025. This represents a revenue increase of approximately $38.0 million, or 38.3%. The overall increase in revenue was primarily attributable to the Company’s entry into the coal transportation business, with routes covering key regions such as Australia to China, Indonesia to Southeast Asia and Vietnam, significantly expanding the dry bulk cargo transportation category. At the same time, the global demand for coal imports and exports surged, further driving business growth.

Revenue from ocean freight increased by approximately $37.9 million or 38.3%, from approximately $99.0 million in the six months ended April 30, 2025 to approximately $136.9 million in the six months ended April 30, 2026, due to increased ocean freight market demand. The total number of voyage days was 4,698 days for the six months ended April 30, 2026, an increase of 1,278 days from 3,420 days for the six months ended April 30, 2025. The average charge per day was approximately $29,149 per day for the six months ended April 30, 2026, representing an increase of approximately $204 from $28,945 per day for the six months ended April 30, 2025.

Revenue from vessel services and others increased from $0.4 million in the six months ended April 30, 2025 to approximately $0.5 million in the six months ended April 30, 2026.

Cost of Revenues

The Group’s cost of revenues mainly consists of ship lease expenses, oil expenses, port fees and other related costs. The Group’s cost of revenues amounted to approximately $133.7 million for the six months ended April 30, 2026, representing an increase of approximately $38.2 million, or 40.1%, compared to approximately $95.5 million for the six months ended April 30, 2025 due to shipping volumes drove costs upward through several interconnected factors: increased sailing days led to substantially higher ship lease and oil expenses. Furthermore, the heavier shipping traffic caused widespread port congestion, resulting in longer vessel docking and berthing times, which in turn caused port charges to rise accordingly. Ship lease expenses were approximately $65.6 million for the six months ended April 30, 2026, representing an increase of approximately $20.7 million compared to approximately $44.9 million for the six months ended April 30, 2025, primarily due to extended voyage durations under charters with Topsheen Shipping Limited during the period. Oil expenses were approximately $30.8 million for the six months ended April 30, 2026, representing an increase of approximately $6.2 million compared to approximately $24.7 million for the six months ended April 30, 2025. Port fees were approximately $31.0 million for the six months ended April 30, 2026, representing an increase of approximately $9.0 million compared to approximately $22.0 million for the six months ended April 30, 2025.

Gross profit

Our gross profit amounted to approximately $3.8 million for the six months ended April 30, 2026 compared to approximately $4.0 million for the six months ended April 30, 2025. The gross profit as a percentage of revenue for the six months ended April 30, 2026 and 2025, was 2.7% and 4.0%, respectively. The decrease in gross profit margin was mainly driven by higher costs, which outpaced the growth in revenue yields.

Operating Expenses

	For the Six Months Ended
	April 30			%
	2026	2025	Change	Change
OPERATING EXPENSES:
Share-based compensation	$3,382,671	$14,245,605	$(10,862,934)	(76.3)%
General and administrative	2,637,387	2,118,962	518,425	24.5%
Total	$6,020,058	$16,364,567	$(10,344,509)	(63.2)%

Our operating expenses consist of share-based compensation and general and administrative expenses. Operating expenses decreased by approximately $10.3 million, or 63.2%, from approximately $16.4 million for six months ended April 30, 2025 to approximately $6.0 million for the six months ended April 30, 2026. The decrease in the Group’s operating expenses was primarily due to a decrease of approximately $10,9 million in share-based compensation.

Share-based compensation consists of shares issued to certain directors, managers and consultants instead of cash salaries. The expense decreased significantly by $10.9 million to $3.4 million for the six months ended April 30, 2026, compared to $14.2 million in the same period last year, primarily due to significant equity granted to executives and non-executive employees as incentive and vested in the first half of last year. The $3.4 million of share-based compensation expenses for the six months ended Apil 30, 2026, consisted of (i) approximately $1.5 million attributable to executive officers and directors, (ii) approximately $0.5 million attributable to employees other than executive officers, and (iii) approximately $1.4 million attributable to consultants. The $14.2 million of share-based compensation expenses for the six months ended Apil 30, 2025, consisted of (i) approximately $0.8 million attributable to executive officers and directors, (ii) approximately $11.3 million attributable to employees other than executive officers, and (iii) approximately $2.2 million attributable to consultants.

General and administrative expenses primarily consist of salary and compensation expenses related to the Group’s accounting, human resources and executive office personnel, and included rental, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $0.5 million or 24.5% from approximately $2.1 million for the six months ended April 30, 2025 to approximately $2.6 million for the six months ended April 30, 2026.

Interest expense

Interest expense increased from approximately $0.03 million for the six months ended April 30, 2025 to approximately $0.4 million due to interest accretion on the promissory notes issued in November 2025.

Loss on extinguishment of promissory note

On October 29, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an accredited investor pursuant to which the Company agreed to issue and sell to the Investor of its Class A Ordinary Shares, in one or more pre-paid advance purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) for an aggregate purchase price of up to $20,000,000. Each Pre-Paid Purchase accrues interest at the rate of 8% per annum. The initial Pre-Paid Purchase of $3,230,000 transaction closed on October 29, 2025. On April 28, 2026, the Company terminated the Securities Purchase Agreement. Loss on extinguishment of promissory note amounted to $945,554. Following notice given on April 30, 2026, the 630,000 Class A Ordinary Shares previously issued as pre-delivery shares in connection with our securities purchase agreement with Streeterville Capital, LLC were effectively returned and cancelled on May 4, 2026.

Other Expenses, net

Other expense, net primarily consists of other miscellaneous income and foreign exchange loss. Other expense, net was approximately $0.02 million for the six months ended April 30, 2026 and 2025, remaining relatively stable year-over-year.

Provision for Income Taxes

Our provision for income taxes was $nil and $1,280 for the six months ended April 30, 2026 and 2025, respectively. The Topsheen Companies are eligible for and participate under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award program in Singapore. We renewed for an additional 10 years in November 6, 2025, and commencing on 1 December 2025. All qualified shipping income derived from the shipping activity of Topsheen Companies is exempt from taxation for the duration of our subsidiaries MSI-AIS participation in this program.

Net Loss

As a result of the foregoing, our net loss amounted to approximately $3.5 million for the six months ended April 30, 2026 compared to approximately $12.4 million for the six months ended April 30, 2025.

B. Liquidity and Capital Resources

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in Singapore. Our ability to pay dividends depends upon dividends paid by our subsidiaries in Singapore. These subsidiaries are permitted to pay dividends to only out of their retained earnings, if any, as determined in accordance with Singapore accounting standards and regulations. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in Singapore to us.

In assessing our liquidity, we monitor and analyze our cash on hand, ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. We have historically funded our working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future to ensure sufficient working capital. As of April 30, 2026, we had cash of $17.3 million. Advances from customers included in current liabilities amounted to $8.0 million mainly representing the advances from customers that will be recognized as revenue in the next fiscal year when the services are provided. We intend to finance our future working capital requirements and capital expenditures from financing activities.

The following summarizes the key components of our cash flows for the six months ended April 30, 2026 and 2025.

	For the Six Months Ended April 30,
	2026	2025
Net cash provided by operating activities	$5,913,722	$6,521,953
Net cash provided by (used in) investing activities	-	(5,071)
Net cash provided by (used in) financing activities	1,292,367	(131,023)
Net increase in cash and cash equivalents	$7,206,089	$6,385,859

Operating Activities

Net cash provided by operating activities was approximately $5.9 million for the six months ended April 30, 2026. Cash used in operating activities for the six months ended April 30, 2026 mainly consisted of net loss of approximately $3.5 million, adjusted for certain non-cash items primarily consisting of issuance of shares for service of approximately $3.4 million, loss on extinguishment of promissory note of approximately $0.9 million, Interest and surcharges accrued for promissory note of approximately $0.5 million and changes in certain working capital accounts that primarily consisting of a decrease in accounts receivable of approximately $2.1 million due to collections in the six months ended April 30, 2026, cash provided by due from related party of approximately $1.5 million, cash provided by prepayment and other assets of approximately $1.2 million, cash provided by advances from customers of approximately $0.6 million, offset by cash used in accrued expense and other liabilities of approximately $1.0 million due to progress payments made.

Net cash provided by operating activities was approximately $6.5 million for the six months ended April 30, 2025. Cash used in operating activities for the six months ended April 30, 2025 mainly consisted of net loss of approximately $12.4 million, adjusted for certain non-cash items primarily consisting of issuance of shares for service of approximately $14.2 million, and changes in certain working capital accounts that primarily consisting of a decrease in accounts receivable of approximately $3.7 million due to collections in the six months ended April 30, 2025, cash provided by advances from customers of approximately $1.1 million, cash provided by prepayment and other assets of approximately $0.3 million and increased accounts payable of approximately $0.3 million, offset by cash used in accrued expense and other liabilities of approximately $0.8 million due to progress payments made.

Investing Activities

Cash used in investing activities was approximately $nil and $0.01 million for the six months ended April 30, 2026 and 2025. Our expenditures for the six months ended April 30, 2025 period were for the purchase of office and electronic equipment.

Financing Activities

Net cash provided by financing activities was approximately $1.3 million for the six months ended April 30, 2026, mainly consisting of loans from related parties of approximately $4.8 million and proceeds from promissory note of approximately $3.0 million, offset by the repayment of related parties of approximately $4.9 million and cash repaid for promissory note of approximately $1.6 million.

Net cash used in financing activities was approximately $0.1 million for the six months ended April 30, 2025, mainly consisting of repayment of related parties of approximately $0.6 million and repayment of long-term bank loans of approximately $0.5 million, offset by loans from related parties of approximately $0.6 million and cash received from warrants exercised of approximately $0.4 million.

On May 14, 2026, we closed a securities purchase agreement with certain institutional investors for the issuance and sale of 2,307,700 Class A Ordinary Shares, at an offering price of $6.50 per share. We received gross proceeds of approximately $15 million before deducting placement agent fees and other estimated offering expenses payable by us.

On May 21, 2026, we repaid the remaining $2,373,951 balance outstanding under a promissory note payable by us to High-Trend Holdings USA LLC, a related party controlled by Mr. Jinyu Chang, one of our major shareholders. This obligation had been incurred on April 27, 2026 when High-Trend Holdings USA LLC paid $2.6 million on behalf of us to pay off our obligations under a promissory note.

Capital Expenditures

We had capital expenditures of approximately $nil and $0.01 million for office and electronic equipment during the six months ended April 30, 2026 and 2025, respectively.

Contractual Obligations

We have entered into non-cancellable operating lease agreements to rent our office space in Singapore. The lease agreement, which will expire on March 14, 2027.

The following table sets forth our contractual obligations and commercial commitments as of April 30, 2026:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Lease	$67,115	67,115	-	$-	$-
Total	$67,115	67,115	-	$-	$-

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements during the six months ended April 30, 2026 that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

C. Research and Development, Patents and Licenses, etc.

Not applicable

D. Trend Information

Other than as described elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily be indicative of future operating results or financial condition.

 E. Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of unaudited condensed consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. The following descriptions of critical accounting estimates should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes and other disclosures included in this report.

When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include revenue recognition, the allowance for credit losses of accounts receivable, useful lives and assessment for impairment of long-lived assets, fair value of the notes and warrants well as share-based compensation. We believe the following accounting estimates involve the most significant judgments used in the preparation of our unaudited condensed consolidated financial statements.

Accounting estimates used in revenue recognition

Under a voyage contract, we are engaged to provide the transportation of cargo between specific ports in return for an ocean freight payment of an agreed upon freight per ton of cargo. Our voyage contracts generally do not contain cancelable provisions. A voyage is deemed to commence when a vessel was available for loading and is deemed to end upon the completion of the discharge of the current cargo. For voyage contracts, the customer simultaneously receives and consumes the benefits provided by our performance over the voyage period because of the continuous service to the customer. Customers receive the benefit of our services as the goods are transported from one location to another. If we were unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, we recognize revenue ratably from the port of loading to when the charterer’s cargo is discharged based on the relative transit time completed in each reporting period. For unfinished voyages, the related revenue is recognized based on the estimated transit time-based portion completed of each voyage at the reporting date. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expenses and other ocean transportation operating costs are charged to operating costs as incurred.

Recent Accounting Pronouncements

A recitation of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our Unaudited Condensed Consolidated Financial Statements.